Exhibit 99.67

UNDERWRITING AGREEMENT

March 26, 2010

Sandspring Resources Ltd.
1136 Alloy Drive
Thunder Bay, Ontario
Canada P7J 1H2

Attention:   Richard Munson, Chief Executive Officer; and
     Abraham Drost, President

Dear Sirs:

Mackie Research Capital Corporation ″MRCC″, Cormark Securities Inc., Byron Securities Limited, Fraser Mackenzie Limited, Macquarie Capital Markets Canada Ltd. and PI Financial Corp. (collectively, the ″Underwriters″, understand that Sandspring Resources Ltd. (″Sandspring″ or the ″Corporation″ proposes to create, issue and sell to the Underwriters as principal 7,500,000 special warrants (the ″Special Warrants″ at a price of $1.60 per Special Warrant (the ″Special Warrant Issue Price″ for aggregate gross proceeds of $12,000,000, pursuant to a binding letter agreement (the ″Letter Agreement″ dated March 5, 2010, between the Corporation and MRCC, on its own behalf and on behalf of the Underwriters, inclusive of the exercise by the Underwriters of an option granted by the Corporation to the Underwriters (the ″Underwriters″ Option″ to purchase 1,250,000 Special Warrants (the ″Optioned Special Warrants″ at the Special Warrant Issue Price pursuant to the delivery of a option notice (the ″Option Notice″ dated March 25, 2010 from the Underwriters to the Corporation, all to be superseded by and upon execution of this Agreement and subject to the terms and conditions set out below. Unless otherwise specifically referenced or unless the context otherwise requires, all references to ″Special Warrants″ herein shall include the Optioned Special Warrants.

Each Special Warrant shall be issued under the Special Warrant Indenture (as defined herein) and shall entitle the holder thereof to receive, without payment of additional consideration, one common share of the Corporation (″Common Share″) and, in certain circumstances set out herein, an additional 0.05 of one Common Share (the "Underlying Shares"). In the event the Qualification Date (as defined herein) has not occurred prior to 5:00 p.m. (Toronto time) on the date which is 45 days following the Closing Date (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive upon the exercise thereof, at no additional consideration, 1.05 Underlying Shares (instead of one Underlying Share) (the additional 0.05 Underlying Shares are collectively referred to herein as the "Penalty Shares").

Upon and subject to the terms and conditions set forth herein, the Underwriters severally, in respect of the percentages set forth in paragraph 18 of this Agreement, and not jointly, agree to purchase from the Corporation, and by its acceptance hereof, the Corporation agrees to sell to the Underwriters the Special Warrants on the Closing Date.

The Special Warrants will be offered to Purchasers (as hereinafter defined) resident in the provinces of Ontario, Alberta and British Columbia (collectively, the "Qualifying Jurisdictions") on a private placement basis pursuant to exemptions from the prospectus requirements of applicable Securities Laws (as hereinafter defined) and equivalent requirements of securities laws applicable in those jurisdictions outside Canada where the Special Warrants may be offered for sale.

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchases of the Special Warrants. The Underwriters shall ensure that any investment dealer who is a member of any soliciting dealer group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering (as defined below), if any, agrees with such Underwriter to comply with the covenants and obligations given by the Underwriters herein.

To the extent that substituted purchasers purchase Special Warrants at the Closing Time, the obligations of the Underwriter to do so will be reduced by the number of Special Warrants purchased from the Corporation by such substituted purchasers. Any reference in this Agreement to ″the purchasers″ shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the substituted purchasers, if any.

The parties acknowledge further that the Special Warrants have not been and will not be registered under the U.S. Securities Act (as defined below) or under applicable state securities laws. The Special Warrants may not be offered or sold, directly or indirectly, in the United States (as defined below) or to U.S. Persons, except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States.

In consideration of the Underwriters’ services to be rendered in connection with the Offering (as defined below), including the agreement of the Underwriters to: (a) purchase the Special Warrants and to offer them to substituted purchasers in the Qualifying Jurisdictions; (b) arrange for substituted purchasers; or (c) act as placement agent for the Special Warrants in offshore jurisdictions, the Corporation shall pay to the Underwriters at Closing (as defined below) a cash commission (the "Commission") equal to 6.0% of the gross proceeds realized by the Corporation in respect of the sale of the Special Warrants (including, for greater certainty, any Optioned Special Warrants issued and sold by the Corporation on exercise of the Underwriters’ Option) to be paid to the Underwriters in their Relevant Proportions (as defined below).  The Corporation shall also issue to the Underwriters compensation options ("Compensation Options") entitling the Underwriters to acquire, for no additional consideration, broker warrants (the "Broker Warrants") entitling the Underwriters to purchase that number of Common Shares (the "Broker Warrant Shares") as is equal to 4.0% of the total number of Special Warrants sold under the Offering (including, for greater certainty, the Optioned Special Warrants issued and sold by the Corporation on exercise of the Underwriters’ Option) at an exercise price of $1.60 per Broker Warrant Share for a period of 24 months from the Closing Date.

The obligation of the Corporation to pay the Commission and to issue the Compensation Options shall arise at the Closing Time against payment for the Special Warrants (including the Optioned Special Warrants, as applicable) and the Commission shall be fully earned by the Underwriters at that time.

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

″Agreement″ means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

″Audited Financial Statements″ has the meaning ascribed thereto in subparagraph 5(r);

″Business Day″ means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Canada, unless provided to the contrary;

″Canadian GAAP″ means Canadian generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants or a successor entity, as amended from time to time;

″Canadian Securities Regulators″ means, collectively, the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

″Claim″ has the meaning ascribed thereto in subparagraph 14(c) hereto;

″Closing″ means the completion of the issue and sale by the Corporation and the purchase by the Underwriters on the Closing Date of the Special Warrants as contemplated by this Agreement;

″Closing Date″ means March 26, 2010 or such other date as the Corporation and MRCC (on behalf of the Underwriters) may agree in writing;

″Closing Time″ means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and MRCC (on behalf of the Underwriters) may agree in writing;

″Common Shares″ means the common shares of the Corporation, which the Corporation is authorized to issue as constituted on the date hereof;

″Continuing Underwriters″ has the meaning ascribed to in paragraph 18 hereof;

″Corporation’s Auditors″ means KPMG LLP, Chartered Accountants, or such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

″Disclosure Documents″ means, collectively, (i) all of the documentation which has been filed by or on behalf of Sandspring with the relevant Canadian Securities Regulators pursuant to the requirements of applicable Canadian Securities Laws, including all press releases filed on SEDAR, and (ii) the Toroparu Gold Copper Prospect Report;

″Documents Incorporated by Reference″ means all financial statements, management’s discussion and analysis of results of operations and financial condition, management proxy circulars, annual information forms, material change reports or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus and/or any Supplementary Material, as applicable;

″Environmental Laws″ has the meaning ascribed thereto in paragraph 5(qq);

″Environmental Permits″ has the meaning ascribed thereto in paragraph 5(rr);

″Equity Securities″ has the meaning ascribed thereto in paragraph 8 hereof;

″Final Prospectus″ means the final short form prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Corporation after the Closing Date relating to the distribution of the Qualified Securities and for which a receipt will be issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of each of the other Canadian Securities Regulators in the Qualifying Jurisdictions;

″Financial Statements″ has the meaning ascribed thereto in subparagraph 5(r);

″GGMC″ means the Guyana Geology and Mines Commission;

″Governmental Authority″ means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators;

″Hazardous Substances″ has the meaning ascribed thereto in paragraph 5(qq)

″Indemnified Party″ has the meaning ascribed thereto in subparagraph 14(c) hereof;

″Interim Financial Statements″ has the meaning ascribed thereto in subparagraph 5(r);

″Material Adverse Effect″ means any change, event, violation, inaccuracy, circumstance or effect that (a) is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of the Corporation, whether or not arising in the ordinary course of business, or (b) is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or that would result in any misrepresentation in any of the Offering Documents, or that would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Securities Laws or that would reasonably be expected to have a significant effect on the market price or value of the Special Warrants or the consummation of the Offering;

″Material Agreement″ has the meaning ascribed thereto in subparagraph 51(dd)(b)(iii);

″Material Property″ means the Toroparu Gold Copper Prospect as described in the Disclosure Documents;

″MI 11-101″ means Multilateral Instrument 11-101 – Principal Regulator System adopted by certain members of the Canadian Securities Regulators and its related memorandum of understanding;

″misrepresentation″, ″material fact″, ″material change″, ″affiliate″, ″associate″, and ″distribution″ have the respective meanings ascribed thereto in the Securities Act (Ontario);

″MP″ means a medium scale mining permit granted by the Government of Guyana, acting by and through the GGMC;

″NI 43-101″ means National Instrument 43-101 Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Regulators;

″NI 44-101″ means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Canadian Securities Regulators;

″NP 11-202″ means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators and its related memorandum of understanding;

″Offering″ means the issuance and sale of the Special Warrants, including the Optioned Special Warrants issued on the exercise of the Underwriters’ Option pursuant to this Agreement;

″Offering Documents″ has the meaning ascribed thereto in subparagraph 1(r) hereof;

″Person″ shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

″PL″ means prospecting license

″PPMS″ means a medium scale prospecting permit granted by the Government of Guyana, acting by and through the GGMC;

″Preliminary Prospectus″ means the short form preliminary prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Corporation after the Closing

Date relating to the qualification for distribution of the Qualified Securities for which a receipt will be issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of each of the other Canadian Securities Regulators;

″Principal Properties″ means, collectively, those licenses and permits owned or in which the Corporation has a contractual interest as set forth in Schedule ″A″ attached hereto, and as described in the Disclosure Documents;

″Proceedings″ has the meaning ascribed thereto in paragraph 27 hereof;

″Project Rights″ has the meaning ascribed thereto in paragraph 5(ww);

″Prospectus″ means, collectively, the Preliminary Prospectus, the Final Prospectus and any amendments thereto;

″Purchasers″ means the persons who, as purchasers, acquire Special Warrants by duly completing, executing and delivering Subscription Agreements and any other required documentation and permitted assignees or transferees of such persons from time to time;

″Qualification Date″ means the date on which a receipt for the Final Prospectus is issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of each of the other Securities Regulators;

″Qualified Securities″ means the Underlying Shares and the Broker Warrants;

″Qualifying Jurisdictions″ means, collectively, the provinces of Ontario, Alberta and British Columbia;

″Refusing Underwriter″ has the meaning ascribed thereto in paragraph 18 hereof;

″Relevant Proportions″ has the meaning ascribed thereto in paragraph 18 hereof;

″Securities Laws″ means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

″Securities Regulators″ means, collectively, the TSXV and the securities commissions or other securities regulatory authorities in the Qualifying Jurisdictions;

″Special Warrant Indenture″ means the special Warrant indenture between the Corporation and Computershare Trust Company of Canada governing the Special Warrants;

″Standard Listing Conditions″ has the meaning ascribed thereto in subparagraph 3(a)(iv) hereof;

″Subscription Agreements″ means the subscription agreements in the form agreed upon by the Underwriters and the Corporation pursuant to which each of the Purchasers agree to subscribe for and purchase the Special Warrants and shall include, for greater certainty, all schedules thereto;

″Subsidiaries″ means GoldHeart Investment Holdings Ltd., a Guyana incorporated company, and ETK Inc., a British Virgin Islands incorporated company;

″subsidiary″ has the meaning ascribed thereto in the Business Corporations Act (Ontario);

″Supplementary Material″ means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Securities Laws relating to the distribution of the Qualified Securities thereunder;

″Taxes″ has the meaning ascribed thereto in subparagraph 5(t) hereof;

″Toroparu Gold Copper Prospect″ means the Toroparu Gold Copper Prospect, which consists of a claim block located approximately 210 km west of Georgetown, the capital city of the Republic of Guyana, in the Upper Puruni area of western Guyana, which is situated to the northwest of the confluence of the Puruni and Wynamu Rivers in the north central portion of the Upper Puruni Property, such claim block, roughly 47 km by 32 km in size, being comprised of 164 contiguous PPMSs, 13 MPs and 7 small scale claims that together cover an area of 194,661 acres (78,810 hectares) and 5 contiguous PLs that cover an area of 57,997 acres (23,471 hectares);

″Toroparu Gold Copper Prospect Report″ means the NI 43 101 compliant geological technical report and resource estimate prepared by Wayne Ewart, Eugene Puritch, Tracy Armstrong and Antoine Yassa of P&E Mining Consultants Inc. in respect of the Toroparu Gold Copper Prospect, entitled ″Technical Report and Resource Estimate on the Toroparu Gold Copper Prospect Upper Puruni River Area, Guyana″, effective as of October 26, 2008 and dated January 6, 2009;

″TSXV″ means the TSX Venture Exchange;

″Underlying Shares″ means the Common Shares issuable on exercise of the Special Warrants, including, for greater certainty, any Broker Warrant Shares issued upon exercise of the Broker Warrants and including the Penalty Shares;

″Underwriters’ Personnel″ has the meaning ascribed thereto in paragraph 14(a) hereof;

″United States″ means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

″U.S. Person″ means a ″U.S. person″ as such term is defined in Regulation S under the U.S. Securities Act; and

″U.S. Securities Act″ means the United States Securities Act of 1933, as amended.

TERMS AND CONDITIONS

1.         Corporation’s Covenants.

The Corporation hereby covenants to the Underwriters and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in purchasing the Special Warrants, that the Corporation shall:

(a)
prior to the Closing Time and at all times until a receipt for a Final Prospectus is issued, allow the Underwriters (and their counsel and consultants) to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters. The Corporation will provide to the Underwriters (and their counsel) reasonable access to the Corporation’s properties, senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Corporation shall also make available its directors, senior management, technical advisors, auditors and counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and, prior to filing each of the Preliminary Prospectus and Final Prospectus and to use its commercially reasonable efforts to arrange for the auditors of the Corporation and the authors of the Toroparu Gold Copper Prospect Report to participate in such due diligence sessions and/or provide written responses in connection with any such due diligence session;

(b)
duly execute the Subscription Agreements which have been duly completed by the Purchasers subject to the terms thereof, and duly and punctually perform all the obligations to be performed by it under this Agreement and the Subscription Agreements;

(c)	use its commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 7;

(d)	use its commercially reasonable efforts to obtain the necessary approval of the TSXV for the Offering on such terms as are customary;

(e)
fulfil all legal requirements to permit the creation, issuance, offering and sale of the Special Warrants and the creation and issuance of the Compensation Options and the Qualified Securities, all as contemplated in this Agreement and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the purchase and sale of the Special Warrants and the issuance of the Compensation Options, so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus in Canada or a registration statement in the United States or similar document in any other jurisdiction;

(f)
until the date of the completion of the distribution of the Qualified Securities, use commercially reasonable efforts to ensure the Preliminary Prospectus and the Final Prospectus comply at all times with applicable Canadian Securities Laws;

(g)	during the period from the date hereof until the completion of the distribution of the Qualified Securities, promptly inform the Underwriters in writing of the full particulars of:

(i)
any change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, assets (including the Material Properties), liabilities or obligations (contingent or otherwise), prospects, capital or ownership of the Corporation, as the case may be;

(ii)	any change in any material fact disclosed in the Disclosure Documents;

(iii)	any material fact in respect of the Corporation that had not been previously disclosed to the Underwriters,

which change or material fact is, or may be, of such a nature as:

I.     would result in the Disclosure Documents or Preliminary Prospectus or Final Prospectus containing a misrepresentation; or

II.     would reasonably be expected to have a Material Adverse Effect,

provided that if the Corporation is uncertain as to whether a change or fact of the nature referred to in this section has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

(h)
during the period from the date hereof until the completion of the distribution of the Qualified Securities, promptly inform the Underwriters of the full particulars of any request of any Securities Regulator for any information, or the receipt by the Corporation of any communication from any Securities Regulator or any other competent authority relating to the Corporation or which may be relevant to the distribution of the Qualified Securities;

(i)	until the Qualification Date shall have occurred, use commercial reasonable efforts to promptly provide to the Underwriters and the Underwriters’ counsel,

prior to the publication, filing or issuance thereof, any communication to the public;

(j)	apply the net proceeds from the Offering to fund the ongoing exploration of the Toroparu Gold Copper Prospect, for working capital and for general corporate purposes;

(k)	comply with each of the covenants of the Corporation set out in the Subscription Agreements;

(l)
advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11 202 and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(m)	advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

(ii)	the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)
any order, ruling, or determination having the effect of suspending the sale or ceasing the trading  in any securities of the Corporation (including the Common Shares) having been issued by any Canadian Securities Regulator or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)
any requests made by any Canadian Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(n)
except to the extent the Corporation participates in a merger or business combination transaction which is in the best interest of the Corporation and following which the Corporation is not a "reporting issuer", will use its commercially reasonable best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of Securities Laws of each of the Qualifying Jurisdictions which have such a concept to the date which is two years following the Closing Date; and

(o)        except to the extent the Corporation participates in a merger or business combination transaction which is in the best interest of the Corporation and following which the Corporation is not listed on the TSXV, will use its reasonable best efforts to maintain the listing of the Common Shares on the TSXV or such other recognized stock exchange as MRCC, on behalf of the Underwriters, may approve, acting reasonably, to the date that is two years following the Closing Date so long as the Corporation meets the minimum listing requirements of the TSXV or such other stock exchange.

The Corporation further hereby covenants to the Underwriters and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in purchasing the Special Warrants, that following the Closing, that:

(p)        the Corporation shall use its reasonable best efforts to qualify the distribution of (i) the Underlying Shares in the Qualifying Jurisdictions to holders of the Special Warrants and (ii) the Broker Warrants to the Underwriters, by filing the Preliminary Prospectus and Final Prospectus in each of the Qualifying Jurisdictions prior to the Qualification Deadline and use commercially reasonable efforts to file the Preliminary Prospectus in each of the Qualifying Jurisdictions as soon as possible following the Closing Date and the Final Prospectus promptly following receipt and settlement of comments from the Securities Regulators;

(q)        the Corporation shall use its commercially reasonable efforts to satisfy all comments with respect to the Preliminary Prospectus, prepare and file the Final Prospectus under applicable Canadian Securities Laws, obtain a receipt for the Final Prospectus from each of the Qualifying Jurisdictions, and take all other steps and proceedings that may be necessary to be taken by the Corporation in order to qualify the Qualified Securities for distribution in each of the Qualifying Jurisdictions under applicable Securities Laws, as soon as practicable following the Closing Date and, in any event, prior to the Qualification Deadline;

(r)        the Corporation shall allow the Underwriters to participate in the preparation of the Preliminary Prospectus, Final Prospectus and any Supplementary Material (collectively, the ″Offering Documents″) that the Corporation is required to file under applicable Canadian Securities Laws relating to the Offering;

(s)        the delivery of the Final Prospectus and any Supplementary Material to the Underwriters  by the Corporation in accordance with  this Agreement will constitute the representation and warranty of the Corporation to the Underwriters that (except for information and statements relating solely to the

Underwriters or furnished by them specifically for use in the Final Prospectus), at the respective times of delivery:

(i)        the information and statements contained in each of the Final Prospectus and any Supplementary Material:

(A)       are true and correct and contain no misrepresentation; and

(B)       constitute full, true and plain disclosure of all material facts relating to the Qualified Securities and the Corporation considered as a whole;

(ii)          no material fact has been omitted from any of the Final Prospectus and any Supplementary Material that is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

(iii)         the Final Prospectus and the Supplementary Material complies in all material respects with applicable Canadian Securities Laws;

(t)        the Corporation will deliver to the Underwriters, without charge, contemporaneously with, or prior to the filing of, the Final Prospectus, unless otherwise indicated:

(i)         a copy of any document filed with, or delivered to, the Securities Regulatory Authorities by the Corporation under applicable Securities Laws with the Final Prospectus;

(ii)        a certificate dated the date of the Final Prospectus, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, certifying for and on behalf of the Corporation, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(A)       the Corporation having complied with all of the covenants and satisfied all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the date of the Final Prospectus;

(B)       no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the issue of the Special Warrants or the Qualified Securities or any of the Corporation’s issued securities having been issued and no proceeding for such purpose being pending or, to the knowledge of such officers, threatened;

(C)       the representations and warranties of the Corporation contained in this Agreement and in any certificates of Corporation delivered pursuant to or in connection with this Agreement being true and correct as at the date of the Final Prospectus, with the same force and effect as if made on and as at the date of the Final Prospectus, after giving effect to the transactions contemplated by this Agreement;

(D)      since the Closing Time, there having been no material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), capital, business or results of operations of the Corporation; and

(E)       the mining licenses and permits described in the title opinion for the Toroparu Gold Copper Prospect to be delivered to the Underwriters as soon as possible after the Closing Date and in any event not later than immediately prior to the filing of the Final Prospectus, as contemplated herein, comprise all of the Toroparu Gold Copper Prospect described in the Final Prospectus and such title opinion, to the knowledge of the Chief Executive Officer, continues to be correct and complete in all material respects; and

(u)        the Corporation shall deliver opinions, comfort letters and other documents substantially similar to those referred to in this section of this Agreement to the Underwriters and Underwriters’ legal counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, any Supplementary Material.

2.             Underwriters’ Representations, Warranties and Covenants.

The Underwriters hereby severally represent and warrant to, and covenant with the Corporation that they are duly qualified and registered to carry on business as securities dealers in each of the Qualifying Jurisdictions where the sale of the Special Warrants requires such qualification and/or registration in a manner that permits the sale of the Special Warrants on a basis described in paragraph 2(a). Each of the Underwriters hereby severally (on its own behalf and not on behalf of any other Underwriters) represents and warrants to, and covenants with, the Corporation that:

(a)        it shall offer and solicit offers for the purchase of the Special Warrants in compliance with applicable Securities Laws and only from such persons and in such manner that, pursuant to applicable Securities Laws and the securities laws of any other jurisdiction applicable to the offer and sale of the Special Warrants under this Offering, no prospectus, registration statement or similar document need be delivered or filed, other than any prescribed reports of the issue and sale of the Special Warrants and the Preliminary Prospectus and Final Prospectus

and, in the case of any jurisdiction other than the Qualifying Jurisdictions, no continuous disclosure obligations will be created;

(b)        it shall not provide to prospective purchasers of Special Warrants any document or other material that would constitute an offering memorandum within the meaning of the applicable Securities Laws without the prior written consent of the Corporation;

(c)        it will not offer or sell the Special Warrants in any jurisdiction other than the Qualifying Jurisdictions (unless subsequently agreed to by the Corporation);

(d)        it will comply with  all applicable Securities Laws in connection with the Offering;

(e)        it will obtain from each Purchaser a completed and executed Subscription Agreement, together with all documentation (including documents required by the TSXV, if any) as may be necessary in connection with subscriptions for Special Warrants, as applicable, to ensure compliance with applicable Securities Laws and any conditional approval of the TSXV;

(f)        it will refrain from advertising the Offering in (A) printed media of general and regular paid circulation, (B) radio, (C) television, or (D) telecommunication (including electronic display and the Internet) and not make use of any green sheet or other internal marketing document without the consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld; and

(g)        it will use its commercially reasonable efforts to complete the distribution of the Qualified Securities pursuant to the Prospectus as early as practicable and the Underwriters shall advise the Corporation in writing when, in the opinion of the Underwriters, they have completed the distribution of the Qualified Securities.

3.             Deliveries on Filing and Related Matters.

(a)       The Corporation shall deliver, or cause to be delivered, to each of the Underwriters:

(i)         prior  to the filing of the Preliminary  Prospectus and the Final Prospectus with the Canadian Securities Regulators, a copy of the Preliminary Prospectus and the Final Prospectus signed by the Corporation as required by applicable Securities Laws;

(ii)        prior to the filing of any Supplementary Material with the Canadian Securities Regulators, a copy of such Supplementary Material required to be filed by the Corporation in compliance with applicable Securities Laws;

(iii)       concurrently with the filing of the Final Prospectus with the Canadian Securities Regulators, a ″long form″ comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Corporation’s Auditors with respect to financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the auditors’ consent letter addressed to the Canadian Securities Regulators; and

(iv)       prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence from the TSXV indicating that the application for the listing and posting for trading on the TSXV of the Underlying Shares (including any Penalty Shares) and Broker Warrant Shares have been approved for listing subject only to satisfaction by the Corporation  of certain  standard post-closing conditions imposed by the TSXV as set out in its conditional approval letter dated March 17, 2010 (the ″Standard Listing Conditions″).

(b)       Supplementary Material.  The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material.

(c)       Representations as to Prospectus and Supplementary Material. Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that, as at their respective dates of filing:

(i)         all information and statements (except information and statements relating solely to the Underwriters or provided solely by the Underwriters) contained in the Preliminary Prospectus or the Final Prospectus or any Supplementary Material, as the case may be, are trueand  correct,  in  all  material  respects, and  contain  no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Qualified Securities;

(ii)        no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters or provided solely by the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)       except with respect to any information relating solely to the Underwriters and provided by the Underwriters, such documents comply in all material respects with the requirements of Canadian Securities Laws.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Qualified Securities in the Qualifying Jurisdictions in compliance with this Agreement and applicable Securities Laws unless otherwise advised in writing.

The obligation of the Underwriters to execute any certificate or deliver any documents pertaining to the Offering Documents shall be conditional on the Underwriters being satisfied, acting reasonably, as to the form and content of the Offering Documents and compliance by the Corporation to the date of such execution and delivery with those of its covenants contained in this Agreement to be complied with prior to the filing of the Offering Documents.

(d)       Commercial Copies.  The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such locations as the Underwriters may reasonably request by written instructions to the Corporation’s financial printer of the Preliminary Prospectus and the Final Prospectus given forthwith after the Underwriters have been advised that the Corporation has complied with Securities Laws in the Qualifying Jurisdictions.  Such delivery shall be effected as soon as possible and, in any event, on or before the date which is one Business Day for deliveries to be made in Toronto and two Business Days for deliveries to be made outside of Toronto after the Ontario Securities Commission, as principal regulator, has issued a receipt in accordance with NP 11 202 in respect of the Final Prospectus, and on or before a date which is two Business Days after the Canadian Securities Regulators issue receipts, in respect of or accept for filing, as the case may be, any Supplementary Material.

(e)       Press Releases.  During the period commencing on the date hereof and until completion of the distribution of the Special Warrants, the Corporation will use its commercially reasonable efforts to promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters and the Underwriters’ counsel prior to issuance, and will not publish those press releases (unless otherwise required by applicable Securities Laws) except with the prior approval of MRCC, which approval will not be unreasonably withheld or delayed.

4.         Material Changes.

(a)        During the period from the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Qualified Securities in accordance with their obligations in paragraph 2(g) hereof, the Corporation shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)        any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Corporation;

(ii)       any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents;

(iii)       any change in any material fact contained in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Qualified Securities; and

(iv)       any breach or potential breach of any of the representations and warranties in subparagraph 3(c) hereof; and

(v)       any material breach or potential material breach of any of the representations and warranties in paragraph 5 hereof.

(b)       Once the Preliminary Prospectus has been filed, the Corporation will comply with  section 57 of the Securities Act (Ontario) and with  the comparable provisions of the other Canadian Securities Laws, and the Corporation will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to permit the Qualified Securities to be distributed in each of the Qualifying Jurisdictions as contemplated herein.

(c)       In addition to the provisions of subparagraphs 4(a) and 4(b) hereof, the Corporation shall in good faith discuss with the Underwriters any change, event or fact contemplated in subparagraphs 4(a) and 4(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under subparagraph 4(a) hereof and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Underwriters and the Underwriters' counsel, acting reasonably (unless otherwise required by applicable Securities Laws).

(d)        If during the period of distribution of the Qualified Securities there shall be any change in Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

5.         Representations and Warranties of the Corporation. The Corporation represents and warrants to the Underwriters that each of the following representations and warranties is true and correct on the date of this Agreement:

(a)        the Corporation has been duly incorporated and is validly existing under the laws of its jurisdiction, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement and the Special Warrant Indenture;

(b)        to the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation;

(c)        the Corporation has no subsidiaries other than GoldHeart Investment Holdings Ltd. and ETK Inc.;

(d)        each of the Subsidiaries has been duly incorporated and is validly existing under the laws of its jurisdiction, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own its properties and assets;

(e)        the Corporation or one of it Subsidiaries is responsible for directing and directly overseeing the operations and development of its business and the operations, exploration and development of the Material Property and the Principal Properties in which the Corporation has a direct or indirect ownership, royalty or other interest;

(f)        other than as disclosed in writing to the Underwriters, neither the Corporation nor any of its Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or any of its Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Corporation, on a consolidated basis;

(g)        neither the Corporation nor any of its Subsidiaries owns or has any agreements of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any person and neither the Corporation nor any of its subsidiaries has any agreements to acquire or lease any other business operations;

(h)        neither the Corporation nor any of its Subsidiaries has engaged in any ″off balance sheet″ or similar financing;

(i)         each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business or holds assets (including, without limitation, all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including, but not limited to relevant exploration and exploitation permits and concessions), holds all material permits, licenses and other approvals required under all such laws and is in compliance with all terms of such licenses, permits and other approvals, and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits, which would have a Material Adverse Effect on the Corporation;

(j)        to the best of the Corporation’s knowledge, information and belief, after due inquiry, other than the constating documents of the Corporation (to the extent that they would  constitute an agreement), no agreement exists among the shareholders of the Corporation in respect of the Corporation and no such agreement will exist at the Closing Time;

(k)        there is not, in the constating documents, by laws or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation or any of its Subsidiaries is a party or by which any of them is bound, any restriction upon or impediment to, the declaration or payment of dividends by the Corporation or any of its Subsidiaries;

(l)        neither the Corporation nor any of its Subsidiaries has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Closing Time, neither the Corporation nor any of its subsidiaries will be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada));

(m)       no order, ruling or decision granted by a securities commission, court of competent jurisdiction, regulatory or administrative body having jurisdiction is in effect, pending or (to the best of the Corporation’s knowledge) threatened that restricts any trade in any securities of the Corporation as of the date hereof including any cease trade orders;

(n)        the Corporation, taken together with its Subsidiaries, is the owner of all of the properties, business and assets or the interests in the properties, business or assets referred to as owned by it in the Disclosure Documents to the extent disclosed in the Disclosure Documents, all agreements under which the Corporation holds an interest in a property, business or asset are in good standing according to its terms except where the failure to be in such good standing does not and will not, individually or in the aggregate, have a Material Adverse Effect on the Corporation;

(o)        all consents, approvals, permits, authorizations or filings as may be required under applicable Securities Laws necessary for the execution and delivery of this Agreement and the issuance and sale of the Special Warrants and the issuance of the Compensation Options and the consummation of the transactions contemplated hereby, have been made or obtained or will be obtained prior to the Closing Date, as applicable, other than the final approval of the TSXV;

(p)        the currently issued and outstanding Common Shares are listed and posted for trading on the TSXV and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(q)        the definitive form of certificate representing the Common Shares is in proper form under the Business Corporations Act (Alberta) and complies in all material respects with the requirements of the TSXV and does not conflict with the constating documents of the Corporation;

(r)        the audited financial statements of the Corporation as at and for the year ended December 31, 2008 together with the audited consolidated financial statements of GoldHeart Investment Holdings Ltd. as at and for the year ended December 31, 2008 (collectively, the ″Audited Financial Statements″) and the unaudited interim financial statements of the Corporation as at and for the nine month period ended September 30, 2009 together with and the unaudited interim consolidated financial statements of GoldHeart Investment Holdings Ltd. as at and for the six month period ended June 30, 2009 (collectively, the ″Interim Financial Statements″ and, together with the Audited Financial Statements, the ″Financial Statements″) (i) have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation as at such dates and results of operations of the Corporation for the periods then ended, and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since December 31, 2008, except as disclosed in the notes to the Interim Financial Statements;

(s)        the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities;

(t)        all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, ″Taxes″) due and payable by the Corporation and the Subsidiaries have been paid except for where the failure to pay such Taxes would not have a Material Adverse Effect on the Corporation and the Subsidiaries.  All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not have a Material Adverse Effect on the Corporation and the Subsidiaries. To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries, in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect on the Corporation and the Subsidiaries;

(u)        the auditors  of the Corporation  who  audited  the consolidated  financial statements of the Corporation for the year ended December 31, 2008 and who provided their audit report thereon were, at the relevant time, independent public accountants as required under applicable Canadian Securities Laws;

(v)        the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(w)        the Corporation has established and maintains ″disclosure controls and procedures″ and ″internal control over financial reporting″ within the meaning of such terms under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and is in compliance with the certification requirements thereof with respect to the Corporation’s annual and interim filings with Canadian securities regulators;

(x)        the audit committee of the Corporation is comprised and operates in accordance with the requirements of Multilateral Instrument 52-110 - Audit Committees of the Canadian Securities Administrators;

(y)        since January 1, 2009, there has not been a reportable event (within the meaning of National Instrument 51-102 -- Continuous Disclosure) with the present or former auditors of the Corporation;

(z)        as at the Closing Date, other than as set forth in Schedule ″B″ to this Agreement and in connection with the Offering, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(aa)      no legal or governmental proceedings are pending to which the Corporation or any Subsidiary is a party or to which its property is subject that could reasonably be expected to result individually or in the aggregate in any material adverse change in the operations, business or condition (financial or otherwise) of the Corporation and the Subsidiaries and, to the best knowledge of the Corporation, no such proceedings have been threatened against or are contemplated with respect to the Corporation, the Subsidiaries or its properties;

(bb)      the Corporation is a reporting issuer under the applicable Securities Laws in each of Ontario, Alberta, British Columbia and Saskatchewan; the Corporation is not in default in any material respect of any requirement of the applicable Securities Laws of the Qualifying Jurisdictions and the Corporation is not included in a list of defaulting reporting issuers maintained by the Securities Regulators. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since December 31, 2008 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(cc)      the minute books and records of the Corporation made available to counsel for the Underwriters in connection with their due diligence investigations of the Corporation are all of the minute books and records of the Corporation and contain copies of all material proceedings of the shareholders, the board of directors and all committees of the board of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Corporation to the date of review of such corporate records and minute books not reflected in such minute books and other records, except as disclosed to the Underwriters;

(dd)      the execution and delivery of this Agreement and the Special Warrant Indenture and  the  performance  of  the  transactions contemplated  hereunder  and thereunder, the offering and sale of the Special Warrants and the issuance of the Compensation Options on the Closing Date, and the issuance of the Qualified Securities does not and will not:

(a)        require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained or will be obtained prior to the Closing Date; (ii) such as may be required  under  the  applicable  by laws,  policies,  regulations  and prescribed forms of the TSXV; or (iii) such as may be required following the Closing in order to comply with certain notice filing requirements under any other applicable laws;

(b)        result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(i)        any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation; or

(ii)        any statute, rule, regulation or law applicable to the Corporation, including, without limitation, the applicable Securities Laws of the Qualifying Jurisdictions, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation; or

(iii)       any material  mortgage, note, indenture,  contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which the Corporation or a material portion of the assets of the Corporation is bound (a ″Material Agreement″); or

(c)        give rise to any lien, charge or claim in or with respect to the properties or assets now  owned by the Corporation  or its Subsidiaries  or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting it or any of its properties;

(ee)      upon the execution and delivery thereof, this Agreement and the Special Warrant Indenture shall each constitute a valid and binding obligation of the Corporation and shall be enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(ff)       at the Closing Time, all necessary corporate action will have been taken by the Corporation to (i) validly create, authorize and issue the Special Warrants and the Compensation Options; (ii) to allot, reserve and authorize the issuance of the Underlying Shares as fully paid and non-assessable shares in the capital of the Corporation upon exercise of the Special Warrants; and (iii) to allot, reserve and authorize the issuance of the Broker Warrants and the Broker Warrant Shares, as fully paid and non-assessable securities in the capital of the Corporation upon the due exercise of the Compensation Options and the Broker Warrants, respectively;

(gg)      as at the close of business on March 25, 2010, the authorized capital of the Corporation consists of an unlimited number of Common Shares an unlimited number of preferred shares of which 78,560,132 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable;

(hh)      all information which has been prepared by the Corporation relating to the Corporation and its Subsidiaries and its business, property and liabilities and either publicly  disclosed or provided to the Underwriters,  including  the Disclosure Documents, and all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(ii)        except as contemplated hereby (including any selling agents retained by the Underwriters), there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage, underwriting or agency fee payable by the Underwriters in connection with the transactions contemplated herein;

(jj)        since December 31, 2009, all disclosure filings required to be made by the Corporation pursuant to applicable Canadian Securities Laws have been made and such disclosure and filings were true and accurate as at the respective dates thereof;

(kk)      the Corporation is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities  (contingent or otherwise) or prospects of the Corporation or the Subsidiaries;

(ll)        the Corporation and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a Material Adverse Effect on the Corporation or the Subsidiaries;

(mm)    there has not been and there is not currently any labour disruption or conflict which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Corporation or the Subsidiaries;

(nn)      the Corporation does not have any loans or other indebtedness outstanding which have been made to any of their respective officers, directors or employees, past or present, any known holder of more than ten per cent of any class of shares of the Corporation, or any person not dealing at arm’s length with them that are currently outstanding, other than routine indebtedness that relates to amounts paid in arrears in the ordinary course pursuant to certain consulting and services agreements between the Corporation and certain of its directors and officers or companies affiliated with such persons;

(oo)      except as set out in the Disclosure Documents, none of the directors, officers or employees of the Corporation, any known holder of more than ten per cent of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), had or has any material interest, direct or indirect, in any transaction within the previous two years or any proposed transaction that was or is material to the Corporation;

(pp)      other than in connection with  its operations in Guyana, the Corporation maintains insurance covering its properties, operations, personnel and businesses (including that of its Subsidiaries) as the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Corporation and its business; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

(qq)      the Corporation and each Subsidiary is in compliance in all material respects with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the ″Environmental Laws″) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage,disposal,  discharge, transport  or  handling  of  any  pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (″Hazardous Substances″);

(rr)      the Corporation and each Subsidiary has obtained or is in the process of obtaining all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the ″Environmental Permits″) necessary as at the date hereof for the operation of the businesses currently carried on by the Corporation and the Subsidiaries and each Environmental Permit is valid, subsisting and in good standing and the Corporation is not in material default or breach of any Environmental Permit and, to the best of the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(ss)      neither the Corporation nor the Subsidiaries have used, except in compliance with all Environmental Laws and Environmental Permits in all material respects, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(tt)       neither the Corporation nor the Subsidiaries have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law, and the Corporation and the Subsidiaries (including, if applicable, any predecessor companies) has not settled any allegation of non-compliance short of prosecution. The Corporation is not aware of any orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with  respect to any of the assets of the Corporation, nor has the Corporation received notice of any of the same;

(uu)      except as ordinarily or customarily required by applicable permits, neither the Corporation nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. Neither the Corporation nor the Subsidiaries have received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(vv)      the Material Property is the only material property of Sandspring for the purposes of NI 43 101;

(ww)    the Corporation or the Subsidiaries hold a direct or indirect interest in the Material Property and in each of the Principal Properties, as described in the Disclosure Documents (the ″Project Rights″), under valid, subsisting and enforceable agreements, permits, leases, licenses, concessions or other instruments, and all such agreements, permits, leases, licenses, concessions or other instruments in connection with the Project Rights are valid and subsisting and enforceable in accordance with their terms, subject to such encumbrances as are disclosed in the Disclosure Documents;

(xx)      the Corporation and the Subsidiaries own, control or have legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the material mineral exploration as currently being undertaken, including, but not limited to those related to the Material Property and each of the Principal Properties, and has obtained such rights, titles and interests as may be required to implement its currently proposed programs on such properties and is not in material default of such rights, titles and interests;

(yy)      the Corporation has identified all the material permits, certificates, and approvals (collectively, the ″Permits″) which are required for the current development and operation plans for the Material Property and each of the Principal Properties or that are necessary to own or lease its properties and conduct its business as described in the Disclosure Documents, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial and federal approvals; and the appropriate Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Corporation; and the Corporation knows of no issue or reason why the Permits should not be approved and obtained in the ordinary course;

(zz)       all assessments or other work required to be performed to date in relation to the Material Property and each of the Principal Properties and the mining rights of the Corporation and the Subsidiaries in order to maintain its interest therein, if any, have been performed to date and the Corporation and each Subsidiary has complied in all material respects with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and mining rights that the Corporation intends to abandon or relinquish  and except for  any  non-compliance  which would  not  either individually or in the aggregate have a Material Adverse Effect. All such mining claims and mining rights are in good standing in all material respects as of the date of this Agreement;

(aaa)     the Corporation has not received any notice of proceedings relating to the revocation or modification of any material mining or exploration authorities, permits or licenses previously granted to the Corporation, nor has it received notice of the revocation or cancellation of, or any intention to revoke or cancel, any material mining claim, concession or lease of the Corporation;

(bbb)    to the Corporation’s knowledge, all exploration work on the Material Property and each of the Principal Properties has been conducted in all respects in accordance with  good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with; and

(ccc)    there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course.

6.    Closing Deliveries. The purchase and sale of the Special Warrants shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell LLP, Toronto, Ontario, or at such other place as MRCC and the Corporation may agree. At or prior to the Closing Time, the Corporation shall duly and validly deliver to the Underwriters certificates in definitive form representing the Special Warrants registered in the name of each Purchaser or in such other name or names as the Underwriters may notify the Corporation in writing not less than 48 hours prior to Closing Time, against payment by the Underwriters to the Corporation, at the direction of the Corporation, in lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft payable at par in the City of Toronto, of an amount equal to the gross proceeds from the sale of the Special Warrants being issued and sold hereunder less the Commission and all of the estimated out of pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with paragraph 16 hereof.

7.    Underwriters’ Obligation to Purchase. The obligation of the Underwriters to purchase the Special Warrants at the Closing Time shall be subject to the satisfaction of each of the following conditions (it being understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of them):

(a)       the Underwriters shall have received an opinion addressed to the Underwriters and the Purchasers, dated as of the Closing Date and subject to customary qualifications, of Cassels Brock & Blackwell LLP or from local counsel in the Qualifying Jurisdictions other than Ontario (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of Computershare Investor Services Inc., the transfer agent and registrar for the Corporation, as to the issued capital  of  the Corporation;  and (ii) as to  matters of  fact not independently established, on certificates of the Corporation’s auditors or a public official) with respect to the following matters:

(i)        as to the incorporation and subsistence of the Corporation under the laws of the Province of Alberta and as to the corporate power of the Corporation to carry out its obligations under this Agreement and the Special Warrant Indenture and to issue the Special Warrants and Compensation Options;

(ii)       as to the authorized capital of the Corporation and the Subsidiaries and as to the registered ownership of the issued and outstanding shares of the Subsidiaries;

(iii)       that each Subsidiary has been duly  incorporated and is validly existing under the laws of its jurisdiction, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own its properties and assets;

(iv)       that the Corporation has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the Special Warrant Indenture and that this Agreement and the Special Warrant  Indenture  each constitute a legal,  valid  and binding obligation of the Corporation enforceable against the Corporation in accordance with their terms;

(v)       that the execution and delivery of this Agreement and the Special Warrant Indenture and the performance by the Corporation of its obligations hereunder and thereunder does not and will not conflict with, result in a breach of or create a state of facts which, whether with or without the giving of notice or lapse of time or both, will result in a breach or violation of any of the terms, conditions or provisions of the articles or by laws;

(vi)      the Special Warrants and Compensation Options have been validly created, executed and issued by the Corporation and constitute valid and binding documents of the Corporation enforceable against it in accordance with its terms;

(vii)      the Underlying Shares have been duly authorized and validly allotted for issuance by the Corporation and, when issued in accordance with the terms of the Special Warrants, will be outstanding as fully paid and non-assessable shares;

(viii)      the Broker Warrants have been duly authorized and validly allotted for issuance by the Corporation upon the due exercise of the Compensation Options;

(ix)       the Broker Warrant Shares, when issued in accordance with the terms of the Broker Warrants, will be outstanding as fully paid and non-assessable shares;

(x)        the issuance and sale by the Corporation of the Special Warrants to the Purchasers and the issuance of the Compensation Options to the Underwriters are exempt from the prospectus requirements of applicable Securities Laws and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and sale; and the issuance of the Underlying Shares and Broker Warrants upon the exercise of the Special Warrants or Compensation Option (as the case may be) is exempt from the prospectus requirements of applicable Securities Laws;

(xi)       upon the filing of the Prospectus and the issuance of receipts therefor under applicable Securities Laws, all legal requirements will have been fulfilled by the Corporation under the applicable Securities Laws to qualify, without resort to the prospectus exemption provisions of such applicable Securities Laws, the distribution in each of the Qualifying Provinces of the Underlying Shares issuable upon the exercise of the Special Warrants and the Broker Warrants issuable upon the exercise of the Compensation Options and no other documents will be required to be filed, proceedings taken, or approvals, permits, consents, or authorizations obtained under the applicable Securities Laws to permit the trading in the Qualifying Provinces of such Underlying Share or Broker Warrants, through registrants registered under applicable laws who have complied with such applicable laws or in circumstances in which there is an exemption from the registration requirements of such applicable laws;

(xii)      in the event that the Special Warrants are exercised prior to the issuance of receipts for the Prospectus, no other documents will be required to be filed, proceedings, taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws in connection with the first trade of the Underlying Shares provided such securities have been held for the period of four months following the Closing Date;

(xiii)     as to the first trade by a holder of Special Warrants, Underlying Common Shares or Broker Warrant Shares if a Prospectus is not filed;

(xiv)     the Special  Warrant  Agent  has been duly  appointed  by  the Corporation as special warrant agent in respect of the Special Warrants pursuant to the Special Warrant Indenture;

(xv)      the form of share certificate representing the Common Shares has been duly approved and adopted by the Corporation and complies in all material respects with the constating documents of the Corporation, the Business Corporations Act (Alberta) and the requirements of the TSXV;

(xvi)     that the Underlying Shares (including the Penalty Shares) and the Broker Warrant Shares have been conditionally approved for listing on the TSXV subject only to the Standard Listing Conditions; and

(xvii)     as to such other matters as the Underwriter’s legal counsel may reasonably request prior to the Closing Time;

(b)        the Underwriters shall have received an updated title opinion to be delivered by local counsel to the Corporation in the Republic of Guyana in respect of the Toroparu Gold Copper Prospect in form and substance satisfactory to the Underwriters and Underwriters’ counsel, acting reasonably, as soon as possible after the Closing Date and in any event not later than immediately prior to the filing of the Final Prospectus;

(c)        the Underwriters  shall  have received certificates  evidencing  the Special Warrants and Compensation Options in form and substance satisfactory to the Underwriters, acting reasonably;

(d)        the Underwriters shall have received an incumbency certificate, dated as of the Closing Date, including specimen signatures of the Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(e)        the Underwriters shall have received a certificate, dated as of the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officer or officers of the Corporation acceptable to the Underwriters, acting reasonably), addressed to the Underwriters and their counsel to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i)        since September 30, 2009, (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Subsidiaries (taken as a whole), except as has been publicly disclosed on a non confidential basis; and (B) no transaction has been entered into by the Corporation or the Subsidiaries which is or would be material to the Corporation other than in the ordinary course of business (or as has been publicly disclosed on a non confidential basis);

(ii)        the representations  and warranties  of the Corporation  in this Agreement are true and correct in all material respects as if made at and as of the Closing Time;

(iii)        the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(iv)       no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading in any securities of the Corporation (including the Special Warrants, Underlying Shares, Compensation Options and Broker Warrants) has been issued or made by any stock exchange, securities commission or regulatory authority  and  is  continuing  in  effect  and  no  proceedings, are pending;

(v)        the articles and by laws of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof; and

(vi)       the minutes or other records of various proceedings and actions of the Corporation’s  Board of Directors  relating  to the Offering  and delivered at Closing are full, true and correct copies thereof, subject to the Corporation’s representation in paragraph 5(cc) of this Agreement and have not been modified or rescinded as of the date thereof, and each such statement shall be true and the Underwriters shall have no knowledge to the contrary;

(f)        the Underlying Shares (including the Penalty Shares) and the Broker Warrant Shares shall have been conditionally approved for listing on the TSXV, subject to the conditions set out in the TSXV Letter;

(g)        the Underwriters shall have received a certificate of status in respect of the Corporation, GoldHeart Investment Holdings Ltd. and ETK Inc.;

(h)        the Underwriters shall have received certificates or the equivalent thereof from the Securities Regulators in the Qualifying Jurisdictions issued under Securities Laws of the Qualifying Jurisdictions stating that the Corporation is not in default under such Securities Laws; and

(i)         the Underwriters shall have received a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date.

8.    Restrictions on Further Issues or Sales.  During the period commencing on the date hereof and ending on the date that is 120 days following the Closing Date, the Corporation shall not (and, for greater certainty, shall not publicly announce any intention to do any of the following) without the prior written consent of MRCC on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed), offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares, or financial instruments convertible or exchangeable into Common Shares (collectively ″Equity Securities″)  other than Equity Securities in connection with: (i) the issue of the Special Warrants pursuant to this Agreement; (ii) the grant or exercise of stock options pursuant to any stock option plan of the Corporation; (iii) to satisfy existing instruments or agreements of the Corporation, including outstanding warrants, already issued as at March 5, 2010; or (iv) bona fide acquisitions of mineral properties.

9.     Existing Right of First Refusal. The Corporation hereby acknowledges that the right of first refusal granted to MRCC pursuant to the Corporation’s financing completed in connection with the Corporation’s ″qualifying transaction″ which closed November 24, 2009, shall remain in full force and effect following the Closing pursuant to the terms in which such right of first refusal is set out in the underwriting agreement dated August 14, 2009 with respect to such financing.

10.   All Terms to be Conditions. The Corporation agrees that the conditions contained in paragraph 7 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in paragraph 7 shall entitle any of the Underwriters to terminate its obligation to purchase the Special Warrants, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of the Underwriters.

11.   Termination Events. Any Underwriter may terminate its obligations on or before Closing if, commencing on the date hereof and prior to the Closing Time:

(a)        there shall occur any material change or there shall be discovered any previously undisclosed adverse material fact or change in a material fact, which in the reasonable opinion of the Underwriters (or any one of them) would be expected to have a significant adverse effect on the market price or value of the Special Warrants or Underlying Shares;

(b)        there shall have occurred any change in Securities Laws of any Qualifying Jurisdiction, or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof, or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon the activities of the Underwriters which are not caused or contributed to by the Corporation), which in the reasonable opinion of the Underwriters (or any one of them), prevents or restricts trading in or the distribution of the Special Warrants or Underlying Shares or significantly adversely affects or might reasonably be expected to significantly adversely affect the market price or value of the Special Warrants or Underlying Shares; or

(c)        there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence (including any general moratorium on commercial banking activities in Canada declared by the relevant central banking authority or disruption in commercial banking or security  settlement or clearance  services in  Canada and including any suspension or material limitation of trading in all securities quoted or listed on the TSXV), catastrophe, war or act of terrorism of national or international consequence or any law or regulation which, in the reasonable opinion of the Underwriters (or any of them), seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets, or have a Material Adverse Effect;

(d)        a cease trading order is made by any securities commission or other competent authority and such cease trading order is not rescinded within 48 hours;

(e)        the Underwriters are not satisfied with the results of their due diligence investigations carried out prior to the Closing Time; or

(f)        the Corporation is in breach of any material term, condition or covenant of this Agreement (which has not been waived, in writing, by the Underwriters) or any material  representation or  warranty  given  by  the Corporation  in this Agreement becomes or is false (and such representation or warranty is not waived, in writing, by the Underwriters).

Upon the occurrence of any of the foregoing events, any Underwriter shall be entitled, to terminate and cancel its obligations to the Corporation hereunder by written notice to that effect given to the Corporation and MRCC prior to the Closing.

12.   Exercise of Termination Right.  If this Agreement is terminated by any of the Underwriters pursuant to paragraph 11, there shall be no further liability to the Corporation on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 14, 15 and 16. The right of the Underwriters or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under paragraph 11 shall not be binding upon the other Underwriters.

13.   Survival of Representations and Warranties.  All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Special Warrants and will continue in full force and effect for the benefit of the Underwriters and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Special Warrants or Underlying Shares or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the date that is two years following the Closing Date. The Underwriters and/or the Corporation, as the case may be, will be entitled to rely on the representations and warranties of the other parties contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which the Underwriters and/or the Corporation may undertake or which may be undertaken on the Underwriters’ and/or Corporation’s behalf, as the case may be.

14.   Indemnity.

(a)        The Corporation shall indemnify and save harmless each of the Underwriters, their affiliates and each of their respective directors, partners, officers and employees (collectively, ″Underwriters’ Personnel″), against all losses, claims, damages, liabilities, costs or expenses (other than loss of profits), whether joint or several, caused or incurred by reason of or in connection with the transactions contemplated hereby including, without limitation, the following:

(i)        any information or statement (except any information or statement relating solely to the Underwriters provided by the relevant Underwriter seeking indemnification) contained in the Offering Documents, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters provided by the relevant Underwriter seeking indemnification) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(ii)        the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriters provided by the relevant Underwriter seeking indemnification) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(iii)       any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation relating solely to the Underwriters contained in information provided by the relevant Underwriter  seeking indemnification)  in the Offering  Documents (except any document or material delivered or filed solely by the Underwriters) based upon any failure or alleged failure to comply with Securities Laws preventing and restricting the trading in or the sale of the Common Shares in the Qualifying Jurisdictions;

(iv)      the non-compliance or alleged non-compliance by the Corporation with any requirement of applicable Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)        a breach of any representation, warranty, undertaking or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder;

and will reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred, including, without limitation, expenses in connection with any regulatory procedures or investigations.

(b)       The Corporation shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Underwriters’ Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Underwriters and the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding (with no statement of any liability on the part of the Underwriter or any Indemnified Party, as defined below). Notwithstanding the foregoing, an Indemnifying Party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(c)       Notification of Claims.  If any matter or thing contemplated by subparagraph 14(a) (any such matter or thing being referred to as a ″Claim″) is asserted against any party in respect of which indemnification is or might reasonably be considered to be provided (an ″Indemnified Party″), such Indemnified Party will notify the Corporation as soon as possible after becoming aware of the nature of such Claim (but the omission or delay to so notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission or delay to so notify the Corporation of any actual claim shall affect the Corporation’s liability only to the extent that it is prejudiced by that omission or delay) and the Corporation shall be entitled (but not required) to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.

(d)          Right of Indemnity in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this paragraph 14 and paragraph 15 in trust for and on behalf of such Indemnified Party.

(e)           Retaining Counsel. In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and to participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the Corporation fails to assume the defence of such Claim on behalf of the Indemnified Party within a reasonable time of receiving written notice to assume the defence of such Claim; or (iii) the named parties to any such Claim (including any added third party) include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of potential or actual conflict of interests of those represented; in each of which cases the Corporation shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party but the Corporation shall be liable to pay the reasonable fees and disbursements of counsel to the Indemnified Party.

(f)          Applicability. The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non appealable shall determine that such losses, expenses, claims, damages or liabilities to which the Indemnified Party may be subject were caused by the fraud, negligence, dishonesty or wilful misconduct of the Indemnified Party.

  15.      (a)         Contribution. In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 14 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities (including any legal expenses reasonably incurred by the Indemnified Party in connection with any claim which is the subject of this paragraph) and all losses (other than loss of profits) of a nature contemplated in paragraph 14 in such proportions as is appropriate to reflect not only the benefits received by the Corporation, on one hand, and the Underwriters, on the other hand, but also the relative fault of the Corporation and the, as well as any equitable considerations; provided that, the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received. However, no party who has engaged in any fraud, wilful misconduct, negligence or dishonesty shall be entitled to claim contribution from any person who has not engaged in such fraud, wilful misconduct, negligence or dishonesty.

(b)       Right of Contribution in Addition to Other Rights. The rights to contribution provided in this paragraph 15 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)        Notice. If the Underwriters have reason to believe that a claim for contribution may arise, it shall give the Corporation notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this paragraph.

16.   Expenses. The Corporation shall pay all expenses and fees in connection with the Offering contemplated by this Agreement, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Special Warrants and Underlying Shares and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the distribution  of the Special Warrants and Underlying Shares, the fees and expenses of the Corporation’s counsel and of local counsel to the Corporation, the reasonable fees and expenses of the auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Special Warrants and Underlying  Shares, all costs incurred related to road shows and marketing  activities, filing  fees and all  reasonable expenses and fees incurred  by the Underwriters and the reasonable fees and disbursements of the Underwriters’ counsel (up to a maximum of $75,000 in respect of such legal fees, exclusive of G.S.T. and disbursements), whether or not the Offering is completed.

17.   Advertisements. The Corporation acknowledges that the Underwriters shall have the right, subject always to this Agreement, at their own expense, subject to the prior consent of the Corporation, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Special Warrants contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law. The Corporation and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Securities shall be offered and sold being unavailable in respect of the sale of the Special Warrants to prospective purchasers.

18.   Underwriters’ Obligations. The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages (″Relevant Proportions″):

Mackie Research Capital Corporation	70%
Cormark Securities Inc.	10%
Byron Securities Limited	5%
Fraser Mackenzie Limited	5%
Macquarie Capital Markets Canada Ltd.	5%
PI Financial Corp.	5%

If an Underwriter (a ″Refusing Underwriter″) shall not complete the purchase and sale of the Special Warrants which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the ″Continuing Underwriters″) shall be entitled, at their option, to purchase all but not less than all of the Special Warrants which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Special Warrants to have been acquired by the Continuing  Underwriters  hereunder or in such proportion as the Continuing Underwriters shall agree in writing.  If the Continuing Underwriters do not elect to purchase the balance of the Special Warrants pursuant to the foregoing:

(a)        the Continuing Underwriters shall not be obliged to purchase any of the Special Warrants that any Refusing Underwriter is obligated to purchase; and

(b)        the Corporation shall not be obliged to sell less than all of the Special Warrants,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation  or the Continuing Underwriters,  except pursuant to the provisions of paragraphs 14, 15 and 16 hereof. Notwithstanding the foregoing, the Refusing Underwriter shall not be entitled to the benefit of the provisions of paragraphs 14, 15 and 16 hereof following such termination.

19.   Underwriters’ Authority.  The Corporation shall be entitled to and shall act on any notice, request, direction and other communication given or agreement entered into by or on behalf of the Underwriters by MRCC who shall represent the Underwriters and have authority to bind the Underwriters hereunder, except for any matters pursuant to paragraphs 11, 12, 14, 15 or 18.

20.   Notices.  Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a ″notice″) shall be in writing addressed as follows:

(a)        If to the Corporation, to:

Sandspring Resources Ltd.
8000 South Chester Street, Suite 375
Centennial, Colorado
80112

Attention:     Richard Munson, Chief Executive Officer
Fax:             (303) 480-1449

with a copy (for information purposes only and not constituting notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Attention:     Jay Goldman
Fax:             416-644-9337

(b)        If to the Underwriters, to:

Mackie Research Capital Corporation
199 Bay Street, Suite 4500
Commerce Court West, Box 368
Toronto, Ontario M5L 1G2

Attention:     Howard Katz
Fax:             416.860.7674

Cormark Securities Inc.
Suite 2800, South Tower
Royal Bank Plaza,
200 Bay Street
Toronto, Ontario M5J 2J2

Attention:     Darren Wallace
Fax:             (416) 943-6496

Byron Securities Limited
4 King Street West, Suite 1000
Toronto, Ontario M5H 1B6

Attention:     Campbell Becher
Fax:             (647) 426-1669

Fraser Mackenzie Limited
1100 48 Yonge Street
Toronto, Ontario M5E 1G6

Attention:     J.C. St. Armour
Fax:             (416) 955-4630

Macquarie Capital Markets Canada Ltd.
3100 181 Bay Street
Toronto, Ontario M5J 2T3

Attention:     Ron D’Ambrosio
Fax:             (416) 848-3699

PI Financial Corp.
1900 666 Burrard Street
Vancouver, British Columbia
V6C 3N1

Attention:     Jim Mustard
Fax:             (604) 664-3660

With a copy (for information purposes only and not constituting notice) to:

Gowling Lafleur Henderson LLP
Suite 1600, One First Canadian Place
100 King Street West
Toronto, Ontario M5X 1G5

Attention:     Henry A. Harris
Fax:             (416) 863-3593

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or fax number.

21.   Time of the Essence. Time shall, in all respects, be of the essence hereof.

22.   Canadian Dollars.  All references herein to dollar amounts are to lawful money of Canada.

23.   Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

24.   Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

25.   Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings.  This Agreement may be amended or modified in any respect by written instrument only.

26.   Severability. If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

27.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Corporation and the Underwriters irrevocably agrees that the courts of the Province of Ontario shall have non exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this Agreement and the transactions contemplated hereby ("Proceedings") and, for these purposes, each of them irrevocably submits to the jurisdiction of the Ontario courts and waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in any Ontario court shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

28.   Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns.

29.   Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

30.   Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

31.   Counterparts and Facsimile Copies. This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

32.   Conflict. The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal.  It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this agreement.

33.   Fiduciary.  The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Special Warrants. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect.  The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter  has advised or is currently advising the Corporation on other matters).

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If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

MACKIE RESEARCH CAPITAL CORPORATION

Per:   ″Howard Katz″
    Authorized Signing Officer

CORMARK SECURITIES INC.

Per:   ″Darren Wallace″
    Authorized Signing Officer

BYRON SECURITIES LIMITED

Per:   ″Lorne J. Levy″
    Authorized Signing Officer

FRASER MACKENZIE LIMITED

Per:   ″J.C. St Amour″
    Authorized Signing Officer

MACQUARIE CAPITAL MARKETS CANADA LTD.

Per:   ″Ron D’Ambrosio″
    Authorized Signing Officer

PI FINANCIAL CORP.

Per:     ″Calum Morrison″
    Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth as of the day of 26th day of March, 2010.

SANDSPRING RESOURCES LTD.

Per:    ″Richard A. Munson″
    Authorized Signing Officer

SCHEDULE ″A″

MINING PROPERTY

I               MINING PROPERTY

1.              Licenses and permits committed to Amended and Restated Joint Venture Agreement [Upper Puruni], dated as of January 1, 2008, between EKT and Alphonso covering the following:
Alphonso Permits

Small Scale Claim Licenses:

Pam 1, Pam 2, Pam 3, Joy 1, Joy 2, Joy 3 and Joy 4 located in or near the Puruni River within the exterior boundaries of Mining Permit 11, described below, and as reflected on the records of the Guyana Geology & Mines Commission following verification surveys and review conducted in October, November and December 2007 and as reissued by GGMC in 2008 based on the map plotted by S.L.S., R McDonald.

Prospecting Permits: Sorted by Month Coming Due and by PPMS# within each Month:

Date	GS8#	PPMS #	Acres	Location	Map #.

Permits Coming Due In February: 16 Total Permits
February 10	A-	0080/2000	1106	Upper	96
	140/000/0247/97			Mazaruni
February 10	A-	0081/2000	1200	Upper	105
	140/001/0248/97			Mazaruni
February 10	A-	0082/2000	1143	Upper	108
	140/002/0249/97			Mazaruni
February 10	A-	0083/2000	1180	Upper	123
	140/003/0250/97			Mazaruni
February 10	A-	0084/2000	938	Upper	127
	140/004/0251/97			Mazaruni
February 10	A-	0085/2000	627	Upper	135
	140/005/0252/97			Mazaruni
February 10	A-	0086/2000	1106	Upper	131
	140/007/0254/97			Mazaruni
February 10	A-	0087/2000	1180	Upper	126
	140/008/0255/97			Mazaruni
February 10	A-140-	0088/2000	1180	Upper	122
	009/0256/97			Mazaruni
February 10	A-140-	0089/2000	1180	Upper	107
	010/0257/97			Mazaruni

Date	GS8#	PPMS #	Acres	Location	Map #.
February 10	A-	0090/2000	1180	Upper	104
	140/011/0258/97			Mazaruni
February 10	A140/023/270/97	0091/2000	1120	Puruni River	158
February 10	A-140/024/271/97	0092/2000	1120	Puruni River	159
February 10	A-140/025/272/95	0093/2000	1120	Puruni River	160
February 10	A-140/026/273/97	0094/2000	1120	Puruni River	161
February 10	A-140/027/274/97	0095/2000	734	Puruni River	162
	Total Acres		17231

Permits Coming Due in March: 44 Total Permits
March 13	A-	0195/2001	1120	Tamakay	141
	140/028/0275/97
March 11	A-	0264/2001	941	Puruni River	31
	184/000/0394/99
March 11	A-	0265/2001	948	Ikuk River	44
	184/001/0395/99
March 11	A-	0266/2001	1137	Ikuk River	59
	184/002/0396/99
March 11	A-	0267/2001	987	Ikuk River	76
	184/003/0397/99
March 11	A-	0268/2001	1200	Ikuk River	78
	184/004/0398/99
March 11	A-	0269/2001	1200	Ikuk River	79
	184/005/0399/99
March 11	A-	0270/2001	1020	Ikuk River	98
	184/006/0400/99
March 11	A-	0271/2001	927	Ikuk River	97
	184/007/0401/99
March 12	A-	0272/2001	869	Ikuk River	77
	184/008/0402/99
March 07	A-	0227/2001	795	Puruni River	3
	185/003/0411/99
March 06	A-	0228/2001	1200	Puruni River	15
	185/005/0413/99
March 06	A-	0229/2001	1200	Puruni River	20
	185/006/0414/99
March 06	A-	0330/2001	1200	Upper Puruni	28
	185/007/0415/99
March 06	A-	0331/2001	1190	Upper Puruni	29
	185/008/0416/99
March 06	A-	0332/2001	1071	Upper Puruni	29
	185/008/0420/99
March 07	A-	0333/2001	1087	Upper Puruni	40

Date	GS8#	PPMS #	Acres	Location	Map #.
	185/013/0421/99
March 06	A-	0334/2001	1136	Upper Puruni	39
	185/014/0422/99
March 06	A-	0335/2001	1200	Ikuk River	38
	185/015/0423/99
March 06	A-	0336/2001	637	Ikuk River	58
	185/016/0424/99
March 06	A-	0337/2001	658	Ikuk River	57
	185/017/0425/99
March 06	A-	0338/2001	658	Upper Puruni	56
	185/018/0426/99
March 06	A-	0339/2001	607	Upper Puruni	55
	185/019/0427/99
March 06	A-	0340/2001	679	Upper Puruni	54
	185/020/0428/99
March 06	A-	0341/2001	637	Upper Puruni	53
	185/021/0429/99
March 06	A-	0342/2001	1125	Ikuk River	75
	185/022/0430/99
March 07	A-	0343/2001	1125	Ikuk River	74
	185/023/0431/99
March 07	A-	0344/2001	1125	Ikuk River	73
	185/024/0432/99
March 08	A-	0345/2001	1200	Ikuk River	72
	185/025/0433/99
March 08	A-	0346/2001	700	Putaring	71
	185/026/0426/99
March 07	A-	0347/2001	1150	Putaring	95
	185/028/0436/99
March 07	A-	0348/2001	1139	Putaring	94
	185/029/0437/99
March 08	A-	0349/2001	1035	Putaring	93
	185/030/0438/99
March 08	A-	0350/2001	1081	Putaring	92
	185/031/0439/99
March 06	A-	0351/2001	1200	Putaring	2
	185/032/0440/99
March 06	A-185/033-	0352/2001	1200	Putaring	1
	0441/99
March 08	A-	0353/2001	1104	Putaring	9
	185/034/0442/99
March 08	A-	0354/2001	1066	Puruni River	10
	185/035/0443/99

Date	GS8#	PPMS #	Acres	Location	Map #.
March 08 March 08	A- 185/036/0444/99 A-	0355/2001 0356/2001	1066 1104	Puruni River Tamakay	14 13
	185/037/0445/99
March 07	A-	0357/2001	1115	Tamakay	17
	185/038/0446/99
March 08	A-	0358/2001	1114	Tamakay	18
	185/039/0447/99
March 08	A-	0359/2001	1000	Tamakay	26
	185/040/0448/99
March 08	A-	0360/2001	1080	Tamakay	27
	185/041/0449/99
	Total Acres		45,033
Permits Coming Due in May: 11 Total Permits
May 29	A-	225/2000	1164	Pashanamu	101
	141/000/0282/97
May 29	A-	226/2000	1164	Pashanamu	100
	141/001/0283/97
May 29	A-	227/2000	922	Pashanamu	80
	141/002/0284/97
May 29	A-	228/2000	530	Pashanamu	99
	141/003/0285/97
May 29	A-	229/2000	1058	Pashanamu	109
	141/004/0286/97
May 29	A-	230/2000	1164	Pashanamu	110
	141/005/0287/97
May 29	A-	231/2000	551	Pashanamu	128
	141/006/0288/97
May 17	A-	338/2001	1043	Puruni River	19
	185/004/0412/99
May 27	A-	0424/2001	1190	Upper Puruni	30
	185/009/0417/99
May 28	A-	0425/2001	1036	Upper Puruni	43
	185/010/0418/99
May 28	A-	0426/2001	1071	Upper Puruni	42
	185/011/0419/99
	Total Acres		10893

Permits Coming Due in June: 5 Total Permits
June 06	A-106/014/500/95	164/2000	1109	Puruni River	90
June 06	A-106/015/501/95	165/2000	1199	Puruni River	52
June 06	A-106/016/502/95	166/2000	1199	Puruni River	51
June 06	A-106/017/503/95	167/2000	1158	Puruni River	36

Date	GS8#	PPMS #	Acres	Location	Map #.
June 06	A-106/018/504/95	168/2000	1158.8	Puruni River	104
	Total Acres		5823.8

Permits Coming Due in July: 2 Total Permits
July 07	A-140/012/97	0467/2002	1120	Upper	106
				Mazaruni
July 07	A-225/006/2001	0475/2002	1140	Tamakay	157
	Total Acres		2260

Permits Coming Due in August: 9 Total Permits
August 27	A-140/021/268/97	0523/2001	900	Tamakay	157
August 15	A-184/009/99	0579/2002	804	Upper Puruni	149
August 15	A-184/010/99	0580/2002	804	Upper Puruni	148
August 15	A-184/011/99	0581/2002	780	Upper Puruni	147
August 15	A-184/012/99	0582/2002	1058	Upper Puruni	146
August 15	A-184/013/99	0583/2002	1170	Upper Puruni	150
August 14	A-185/001/99	0577/2002	795	Upper Puruni	5
August 14	A-185/002/99	0578/2002	1143	Upper Puruni	4
August 15	A-218/002/2001	0594/2002	693	Tamakay	144
	Total Acres		8147

Permits Coming Due in September: 32 Total Permits
September	A-199/000/2000	620/2001	1016	Puruni River	64
19
September	A-199/001/2000	621/2001	1016	Puruni River	81
19
September	A-199/002/2000	622/2001	1200	Puruni River	82
19
September	A-19/003/2000	623.2001	1016	Puruni River	83
19
September	A-199/004/2000	624/2001	1016	Puruni River	85
19
September	A-199/005/2000	625/2001	1016	Puruni River	87
19
September	A-199/006/2000	626/2001	1016	Puruni River	115
19
September	A-199/007/2000	627/2001	1014	Puruni River	117
19
September	A-199/008/2000	628/2001	1085	Puruni River	118
19
September	A-199/009/2000	629/2001	1119	Puruni River	114
19
September	A-199/010/2000	630/2001	1125	Puruni River	103
19
September	A-199/011/2000	631/2001	1102	Puruni River	102
19

Date	GS8#	PPMS #	Acres	Location	Map #.
September	A-199/012/2000	632/2001	1102	Puruni River	111
19
September	A-199/013/2000	633/2001	1076	Puruni River	112
19
September	A-199/014/2000	634/2001	1102	Puruni River	113
20
September	A-199/016/2000	635/2001	725	Puruni River	138
20
September	A-199/017/2000	636/2001	910	Puruni River	137
20
September	A-199/018/2000	637/2001	1029	Puruni River	136
20
September	A-199/021/2000	639/2001	1011	Puruni River	136
20
September	A-199/022/2000	640/2001	995	Puruni River	33
20
September	A-199/023/2000	641/2001	965	Puruni River	34
20
September	A-199/024/2000	642/2001	958	Puruni River	48
20
September	A-199/025/2000	643/2001	1024	Puruni River	60
20
September	A-199/026/2000	644/2001	940	Puruni River	37
20
September	A-199/029/2000	646/2001	525	Puruni River	24
20
September	A-199/032/2000	649/2001	1024	Puruni River	61
20
September	A-225/000/2001	0679/2002	1147	Tamakay	151
September	A-225/001/2001	0680/2002	747	Tamakay	152
25
September	A-225/002/2001	0681/2002	878	Tamakay	152
25
September	A-225/003/2001	0682/2002	484	Tamakay	154
26
September	A-225/004/2001	0683/2002	1150	Tamakay	155
25
September	A-225/005/2001	0684/2002	1140	Tamakay	156
25
	Total Acres		31,673

Permits Coming Due in October: 27 Total Permits
October 06	A-140/013/97	0659/2002	1120	Upper Puruni	121

Date	GS8#	PPMS #	Acres	Location	Map #.
October 06	A-140/014/97	0660/2002	1120	Upper Puruni	125
October 06	A-140/015/97	0661/2002	1120	Upper Puruni	130
October 06	A-140/017/97	0662/2002	1120	Tamakay	68
October 06	A-140/018/97	0663/2002	1120	Tamakay	129
October 06	A-140/019/97	0664/2002	1120	Tamakay	124
October 06	A-140/020/97	0665/2002	1120	Upper Puruni	120
October 06	A-140/029/97	0666/2002	1120	Tamakay	143
October 06	A-140/030/97	0667/2002	1120	Tamakay	142
October 16	A-185/027/99	0697/2002	675	Upper Puruni	70
October 15	A-199/015/2000	643/2002	1148	Tamakay	119
October 07	A-199/033/2000	0644/2002	998	Tamakay	45
October 07	A-199/034/2000	0645/2002	998	Tamakay	47
October 07	A-199/035/2000	0646/2002	998	Tamakay	46
October 07	A-199/036/2000	0647/2002	1024	Tamakay	62
October 07	A-199/037/00	0648/2002	983	Upper Puruni	63
October 08	A-199/038/00	0649/2002	1140	Upper Puruni	49
October 08	A-199/039/00	0686/2002	912	Upper Puruni	50
October 08	A-199/040/00	0687/2002	1072	Upper Puruni	67
October 08	A-199/041/00	0688/2002	1180	Upper Puruni	89
October 08	A-199/042/00	0689/2002	963	Upper Puruni	116
October 08	A-199/043/00	0690/2002	1123	Upper Puruni	88
October 08	A-199/044/00	0691/2002	1098	Upper Puruni	86
October 08	A-199/045/00	0692/2002	1098	Upper Puruni	84
October 08	A-199/046/00	0693/2002	1123	Upper Puruni	66
October 08	A-199/047/00	0694/2002	1123	Upper Puruni	65
October 15	A-218/001/2001	0678/2002	585	Tamakay	163
	Total Acres		28321

Permits Coming Due in November: 2 Total Permits
November	A-302/201	0672/2003	1120	Puruni River
5
November	A-302/002	0671/2003	1120	Puruni River
5
	Total Acres		2240

Permits Coming Due in December: 1 Total Permit
December	A-140/016	5240/2002	1120	Tamakay	133
15
	Total Acres		1120
	Total Acres -			152,744.8
	All Prospecting Permits

Mining Permits:

	File No. (As Issued)	ACRES	LOCATION	MP#	REISSUED AS
April	A 4/MP/000*	1145	Mazuruni	10	A 4/MP/010
April	A 4/MP/001*	603	Mazuruni	11	A 4/MP/011
April	A 4/MP/002*	858	Mazuruni	12	A 4/MP/012
April	A 4/MP/003*	1098	Mazuruni	13	A 4/MP/013
April	A 4/MP/004*	992	Mazuruni	14	A 4/MP/014
April	A 4/MP/005*	1145	Mazuruni	15	A 4/MP/015
April	A 4/MP/006*	893	Mazuruni	16	A 4/MP/016
April	A 4/MP/007*	1123	Mazuruni	7	A 4/MP/007
April	A 4/MP/008*	1117	Mazuruni	8	A 4/MP/008
April	A 4/MP/009*	1200	Mazuruni	9	A 4/MP/009
Total Acres - All Mining Permits		10174

*All the foregoing Mining Permits were reissued as MP #7 through MP#16, inclusive, as of April 2004

ETK Prospecting Licenses

Date	Prospecting License Number	Acreage covered by License	Reissuance Date
September 18	PL 01/2002	(As 11,960 Renewed)	To Be Determined
September 18	PL 02/2002	(As 11,960 Renewed)	To Be Determined
September 18	PL 03/2002	(As 11,986 Renewed)	To Be Determined
September 18	PL 04/2002	(As 10,155 Renewed)	To Be Determined
September 18	PL 05/2002	(As 11,936 Renewed)	To Be Determined

	Tota Acres	57,997

2.     The Daniels Prospecting Permits

GS8 NO	PPMS NO	ACRES	LOCATION	Map #

D 166/000/2004	946/04	1200	Ororiparu	167	December
D 166/001/2004	947/04	1200	Ororiparu	170	December
D 166/002/2004	948/04	1200	Ororiparu	171	December
D 166/003/2004	949/04	1200	Ororiparu	172	December
D 166/004/2004	950/04	1195	Ororiparu	168	December
D 166/010/2004	950/04	1195	Ororiparu	176	January
D 166/011/2004	021/06	1052	Ororiparu	182	January
D 166/013/2004	022/06	444	Ororiparu	177	January
D 166/015/2004	023/06	430	Ororiparu	178	January
D 166/017/2004	024/06	445	Ororiparu	179	January
D 166/018/2004	025/06	1052	Ororiparu	180	January
D 166/019/2004	026/06	1052	Ororiparu	181	January
D 166/005/2004	951/04	1200	Ororiparu	169	December
D 166/006/2004	952/04	1200	Ororiparu	173	December
D 166/007/2004	953/04	929	Ororiparu	174	December
D 166/008/2004	954/04	1196	Ororiparu	175	December
D 181/000/2005	018/06	927	Puruni Head	165	January
D 181/001/2005	019/06	1014	Puruni Head	166	January
D 181/002/2005	020/06	1093	Puruni Head	164	January

Prospecting Permit Applications*

D 163/000/2004
D 163/001/2004
D 163/002/2004
D 163/003/2004
D 163/004/2004
D 163/005/2004
D 163/006/2004
D 163/007/2004
D 163/008/2004
D 163/009/2004

*The Prospecting Permit Applications are the subject matter of two pending cases in the High Court of the Country of Guyana regarding title to Prospecting Permits issued to a third party.

3.     The Godette Permits: Mining Permits 07/2003, 08/2003 and 09/2003. The Permits cover approximately 3,076 acres.

SCHEDULE “B”

CONVERTIBLE SECURITIES

Warrants

The information marked to be unreadable in this Schedule “B” is non-public, personal information and has therefore been redacted.

| Stock Options<br>Name | Date Granted | Vesting Details | Exercise Price | Number of Options Outstanding |
|---|---|---|---|---|
| John R. Adams<br>(Director) | 24-Nov-09 | 3 | $0.50 | 250,000 |
| Mark C. Maier<br>(Director) | 15-May-07<br>24-Nov-09 | 3<br>3 | $0.10<br>$0.50 | 133,334<br>609,366 |
| [redacted]<br>(Consultant) | 15-May-07<br>24-Nov-09 | 3<br>3 | $0.10<br>$0.50 | <br>609,368 |
| Richard A. Munson<br>(Director & Officer) | 24-Nov-09 | 2 | $0.50 | 250,000 |
| Abraham P. Drost<br>(Officer) | 24-Nov-09 | 1 | $0.50 | 500,000 |
| Jeffrey L. Vigil<br>(Officer) | 24-Nov-09 | 2 | $0.50 | 37,500 |
| [redacted]<br>(Consultant) | 15-May-07<br>24-Nov-09 | 2<br>3 | $0.10<br>$0.50 | 133,333<br>659,366 |
| [redacted]<br>(Employee) | 24-Nov-09 | 3 | $0.50 | 125,000 |
| [redacted]<br>(Employee) | 24-Nov-09 | 3 | $0.50 | 100,000 |
| [redacted]<br>(Employee) | 24-Nov-09 | 3 | $0.50 | 100,000 |
| [redacted]<br>(Consultant) | 24-Nov-09 | 3 | $0.50 | 125,000 |
| [redacted]<br>(Consultant) | 24-Nov-09 | 3 | $0.50 | 100,000 |
| [redacted]<br>(Consultant) | 24-Nov-09 | 3 | $0.50 | 100,000 |
| [redacted]<br>(Consultant) | 24-Nov-09 | 3 | $0.50 | 30,000 |
| [redacted]<br>(Consultant) | 24-Nov-09 | 3 | $0.50 | 10,000 |

The information marked to be unreadable in this Schedule “B” is non-public, personal information and has therefore been redacted.

TOR͟͟͢-LAW\ 7326095\6

The information marked to be unreadable in this Schedule “B” is non-public, personal information and has therefore been redacted.